Bingham McCutchen LLP

2020 K Street NW

Washington, DC 200006

Tel: 202.373.6000

Fax: 202.373.6001

www.bingham.com

Thomas S. Harman

Direct Phone:    +1.202.373.6725

Direct Fax:    +1.202.373.6001

thomas.harman@bingham.com

April 26, 2013

Christina DiAngelo

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen California AMT-Free Municipal Income Fund (the “Fund”)

File Nos. 333-184971 and 811-21212

Dear Ms. DiAngelo:

This letter responds to a comment we received from you via telephone on April 15, 2013 on the Fund’s filing on Form N-2 (File Nos. 333-184971 and 811-21212), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 12, 2013. The following summarizes your comment and provides our response. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The response below will be reflected in the Fund’s Pre-Effective Amendment No. 2 filing on Form N-2 (File Nos. 333-184971 and 811-21212), which will be filed soon with the SEC.

Comment: The fee table estimates the fees on VRDP shares as 62 bps, but the financials have an estimate of 66 bps – please explain the difference.

Response: The financial highlights table in the semi-annual report is showing an incorrect basis point amount for interest; two things to note about this error: a) it is only the table that has the wrong bps, (i.e. the gross expense ratio is correct), and b) this is a semi-annual report, so the number will be update when the annual report is filed. For purposes of the N-2, we showed the correct amount of interest basis points, which is the 62 bps.

* * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff

April 26, 2013

comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Kathleen Long at 202.373.6149.

Sincerely yours,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Kevin McCarthy
Gifford Zimmerman